Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Publix Super Markets, Inc. (Company) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (Exchange Act): common stock, par value $1.00 per share (Common Stock), which is registered under Section 12(g) of the Exchange Act.
Description of Common Stock
The following description of the Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Composite Restated Articles of Incorporation (Articles of Incorporation) and Amended and Restated Bylaws (Bylaws), each of which is incorporated by reference as an exhibit to the Company’s most recent Annual Report on Form 10-K. See the Articles of Incorporation, the Bylaws and the applicable provisions of the Florida Business Corporation Act for additional information.
Authorized Shares
The Company’s authorized shares consist of 1,000,000,000 shares of Common Stock. The outstanding shares of Common Stock are fully paid and nonassessable.
Voting Rights
Holders of record of the Company’s Common Stock (Stockholders) are entitled to one vote per share on any matter voted on by the Stockholders, including the election of directors. The Common Stock does not have cumulative voting rights. Except as otherwise provided by the Articles of Incorporation or the Bylaws, a majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the Stockholders. The affirmative vote of a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present is required for the election of directors. Action on any matter other than the election of directors shall be approved if a quorum is present and the votes cast in favor of the matter are greater than the votes cast in opposition to the matter, unless a greater number of affirmative votes is required by law, the Articles of Incorporation or the Bylaws. Except as otherwise provided by the Articles of Incorporation or the Bylaws, any action required or permitted to be taken at a meeting of Stockholders may be taken by written consent signed by Stockholders holding shares representing not less than the minimum number of shares entitled to vote thereon that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Dividend Rights
Stockholders are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors in its discretion out of funds legally available for the payment of dividends. Subject to the provisions of the Articles of Incorporation and as otherwise provided by law, dividends may be paid in cash or property, including shares of Common Stock.
Liquidation Rights
Stockholders are entitled to share ratably in all assets legally available for distribution to Stockholders in the event of the Company’s liquidation, winding up or dissolution.
Other Rights and Preferences
The Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.
Transfer Agent
The Company serves as the transfer agent for its Common Stock.
Listing
The Common Stock is not traded on an established securities market.